

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2023

Jide Zeitlin
Co-Chief Executive Officer
bleuacacia ltd
500 Fifth Avenue
New York, NY 10110

  Re: bleuacacia ltd
    Preliminary Proxy Statement on Schedule 14A
    Filed April 14, 2023
    File No. 001-41074

Dear Jide Zeitlin:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Real Estate & Construction

cc: Valerie Ford Jacob, Esq.